EXHIBIT 99.6

CONSENT OF P. LACROIX

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Glencairn Gold Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The mineral reserve and resource estimates for the Libertad Mine; and

2.	The annual information form of the Company dated March 31, 2007, which includes reference to my name in connection with information relating to the Libertad Mine.

March 31, 2007

/s/ P. Lacroix____

P. Lacroix

Associate Mining Engineer